SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 April 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

Q1 2013 Interim Management Statement

30 April 2013

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months to 31 March 2013.
Statutory basis
Statutory results are set out on pages 12 and 13.  However, a number of factors have had a significant effect on the comparability of the Group's financial position and results.  As a result, comparison on a statutory basis of the 2013 results with 2012 is of limited benefit.

Underlying basis
In order to present a more meaningful view of business performance, the results of the Group and divisions are presented on an underlying basis.  The key principles adopted in the preparation of the underlying basis of reporting are described below.
•    In order to reflect the impact of the acquisition of HBOS, the following items have been excluded:
-    the amortisation of purchased intangible assets; and
-    the unwind of acquisition-related fair value adjustments.
•    The following items, not related to acquisition accounting, have also been excluded from underlying profit:

- the effects of asset sales, liability management and volatile items; - volatility arising in insurance businesses; - Simplification costs; - Verde costs;	- payment protection insurance provision; - insurance gross up; - certain past service pensions credits in respect of the Group's defined benefit pension schemes; and - other regulatory provisions.
The financial statements have been restated following the implementation of IAS 19R Employee Benefits and IFRS 10 Consolidated Financial Statements with effect from 1 January 2013.  Further details are shown on page 12.

To enable a better understanding of the Group's core business trends and outlook, certain income statement, balance sheet and regulatory capital information is analysed between core and non-core portfolios.  The non-core portfolios consist of businesses which deliver below-hurdle returns, which are outside the Group's risk appetite or may be distressed, are subscale or have an unclear value proposition, or have a poor fit with the Group's customer strategy.  Project Verde is included in core portfolios.

The Group's core and non-core activities are not managed separately and the preparation of this information requires management to make estimates and assumptions that impact the reported income statements, balance sheet, regulatory capital related and risk amounts analysed as core and as non-core.  The Group uses a methodology that categorises income and expenses as non-core only where management expect that the income or expense will cease to be earned or incurred when the associated asset or liability is divested or run-off, and allocates operational costs to the core portfolio unless they are directly related to non-core activities.  This results in the reported operating costs for the non-core portfolios being less than would be required to manage these portfolios on a stand-alone basis.  Due to the inherent uncertainty in making estimates, a different methodology or a different estimate of the allocation might result in a different proportion of the Group's income or expenses being allocated to the core and non-core portfolios, different assets and liabilities being deemed core or non-core and accordingly a different allocation of the regulatory effects.

Unless otherwise stated income statement commentaries throughout this document compare the three months to 31 March 2013 to the three months to 31 March 2012, and the balance sheet analysis compares the Group balance sheet as at 31 March 2013 to the Group balance sheet as at 31 December 2012.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS

'STRONG PERFORMANCE IN THE FIRST THREE MONTHS OF 2013'

'We made substantial progress again in the first quarter.  Underlying and statutory profits improved significantly, and our core loan book returned to growth earlier than expected.  Margin increased, and costs and impairments continued to fall rapidly, with this progress underpinned by a further strengthening of our balance sheet.  We are delivering real benefits for customers, colleagues and shareholders by investing behind our simple, UK customer-focused retail and commercial banking model, and are now further ahead in our plan to transform the Group, as reflected in the enhanced guidance for costs and capital we are giving today'.
António Horta-Osório
Group Chief Executive

   Substantial increase in Group underlying and statutory profit

• Group underlying profit of £1,479 million (Q1 2012: £497 million)

• Statutory profit before tax of £2,040 million (Q1 2012: £280 million)

• Total underlying income of £4,889 million up 3 per cent, includes £394 million gain relating to the sale of shares in St. James's Place

• Group net interest margin increased to 1.96 per cent; on track to meet guidance for 2013

• Costs further reduced by 6 per cent to £2,408 million; Simplification run-rate savings increased to over £1.0 billion

• 40 per cent reduction in impairment charge to £1,002 million (Q1 2012: £1,657 million)

Core returns further improved and increased core underlying profit

• Core return on risk-weighted assets increased from 2.61 per cent to 3.20 per cent

• Core underlying profit increased by 19 per cent to £1,871 million (Q1 2012: £1,576 million)

• Core net interest margin of 2.34 per cent improved by 2 basis points

• 4 per cent reduction in core costs to £2,269 million (Q1 2012: £2,353 million)

• Core loans and advances increased by £0.6 billion in the first quarter of 2013, ahead of guidance

   Strong balance sheet; continue to be confident in capital position

• Core tier 1 capital ratio increased to 12.5 per cent (31 December 2012: 12.0 per cent)

•     60 basis points of underlying pro forma fully loaded CRD IV capital generation in the first quarter, offsetting IAS 19R impact; estimated pro forma fully loaded CRD IV core tier 1 ratio unchanged at 8.1 per cent

•     Continued capital-accretive non-core asset reduction of £9 billion on a constant currency basis, £6 billion after currency effects.  Non-core assets now £92.1 billion (31 December 2012: £98.4 billion)

• Sale of Spanish retail operations agreed in April, which will lead to a further reduction of £1.5 billion in non-core assets

• Core loan to deposit ratio of 100 per cent; Group loan to deposit ratio of 119 per cent; deposit growth of 1 per cent in quarter

Supporting customers and the UK economic recovery

• Commercial Banking core loan book returning to growth

• Positive SME net lending growth of 4 per cent in the last twelve months, against market contraction of 4 per cent

• Over £350 million committed to manufacturing in the first quarter of 2013; on track to exceed £1 billion target

• Supported over 13,000 first-time buyers in the first quarter of 2013; committed to helping around 60,000 in 2013

• Continue to address existing legacy issues; PPI complaints falling in line with expectations; progressing IPO of Verde

   Increased cost reduction targets for 2013 and 2014; expect fully loaded core tier 1 ratio above 10 per cent by end 2014

• On track to meet 2013 guidance, including a Group net interest margin of around 1.98 per cent in 2013

• Now targeting further reduction in total costs to around £9.6 billion in 2013, compared to previous target of £9.8 billion

• Expect total costs to be around £9.15 billion in 2014, assuming Verde IPO in mid 2014

• Expect our estimated pro forma fully loaded CRD IV core tier 1 ratio to be above 9 per cent by end of 2013 and above 10 per cent by end of 2014

UNDERLYING BASIS CONSOLIDATED INCOME STATEMENT

	Three months ended 31 Mar 2013	Three months ended 31 Mar 20121	Change	Three months ended 31 Dec 20121	Change
	£ million	£ million	%	£ million	%

Net interest income	2,553	2,633	(3)	2,545
Other income	2,422	2,203	10	2,040	19
Insurance claims	(86)	(108)	20	(30)
Total underlying income	4,889	4,728	3	4,555	7
Total costs	(2,408)	(2,574)	6	(2,587)	7
Impairment	(1,002)	(1,657)	40	(1,278)	22
Underlying profit	1,479	497	198	690	114
Asset sales and volatile items	1,073	290		1,946	(45)
Simplification and Verde costs	(409)	(269)	(52)	(515)	21
Legacy items	-	(375)		(2,000)
Other items	(103)	137		(120)	14
Profit before tax - statutory	2,040	280		1
Taxation	(500)	(277)	(81)	(352)	(42)
Profit (loss) for the period	1,540	3		(351)

Earnings (loss) per share	2.2p	0.0p	2.2p	(0.5)p	2.7p
Banking net interest margin	1.96%	1.95%	1bp	1.94%	2bp
Average interest-earning assets	£520.3bn	£558.8bn	(7)	£529.9bn	(2)
Impairment charge as a % of average advances	0.80%	1.14%	(34)bp	0.96%	(16)bp
Return on risk-weighted assets	1.96%	0.57%	139bp	0.87%	109bp

BALANCE SHEET - KEY RATIOS

	At 31 Mar 2013	At 31 Dec 2012	Change %

Loans and advances to customers excluding reverse repos2	£508.8bn	£512.1bn	(1)
Core - loans and advances to customers excluding reverse repos2	£425.9bn	£425.3bn
Customer deposits excluding repos3	£428.2bn	£422.5bn	1
Core - customer deposits excluding repos3	£424.7bn	£419.1bn	1
Loan to deposit ratio4	119%	121%	(2)pp
Core loan to deposit ratio4	100%	101%	(1)pp
Non-core assets	£92.1bn	£98.4bn	(6)
Wholesale funding	£162.1bn	£169.6bn	(4)
Wholesale funding <1 year maturity	£50.9bn	£50.6bn	1
Risk-weighted assets5	£302.5bn	£310.3bn	(3)
Core tier 1 capital ratio5	12.5%	12.0%	0.5pp
Estimated pro forma fully loaded CRD IV core tier 1 ratio5	8.1%	8.1%
Net tangible assets per share1	54.9p	51.9p	3.0p

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 12.
2	Excludes reverse repos of £3.2 billion (31 December 2012: £5.1 billion) (all core).
3	Excludes repos of £3.0 billion (31 December 2012: £4.4 billion) (all core).
4	Loans and advances to customers excluding reverse repos divided by customer deposits excluding repos.
5	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS10.

UNDERLYING BASIS CONSOLIDATED INCOME STATEMENT - CORE AND NON-CORE

Core	Three months ended 31 Mar 2013	Three months ended 31 Mar 20121	Change	Three months ended 31 Dec 20121	Change
	£ million	£ million	%	£ million	%

Net interest income	2,452	2,450		2,487	(1)
Other income	2,265	1,999	13	1,932	17
Insurance claims	(86)	(108)	20	(30)
Total underlying income	4,631	4,341	7	4,389	6
Total costs	(2,269)	(2,353)	4	(2,341)	3
Impairment	(491)	(412)	(19)	(568)	14
Underlying profit	1,871	1,576	19	1,480	26

Banking net interest margin	2.34%	2.32%	2bp	2.33%	1bp
Impairment charge as a % of average advances	0.51%	0.36%	15bp	0.50%	1bp
Return on risk-weighted assets	3.20%	2.61%	59bp	2.47%	73bp

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 12.

Non-core	Three months ended 31 Mar 2013	Three months ended 31 Mar 2012	Change	Three months ended 31 Dec 2012	Change
	£ million	£ million	%	£ million	%

Net interest income	101	183	(45)	58	74
Other income	157	204	(23)	108	45
Insurance claims	-	-		-
Total underlying income	258	387	(33)	166	55
Total costs	(139)	(221)	37	(246)	43
Impairment	(511)	(1,245)	59	(710)	28
Underlying loss	(392)	(1,079)	64	(790)	50

Banking net interest margin	0.44%	0.70%	(26)bp	0.37%	7bp
Impairment charge as a % of average advances	2.03%	3.71%	(168)bp	2.80%	(77)bp

The basis of preparation of the core and non-core income statements is set out on the inside front cover.

GROUP CHIEF EXECUTIVE'S OVERVIEW

In the first three months of 2013 the Group delivered a substantial increase in both underlying and statutory profit.  We continue to invest in our simple, lower risk, customer focused UK retail and commercial banking business model which will allow us to become the best bank for customers and further deliver on our commitment to support the UK economy, as well as delivering strong stable and sustainable results for our shareholders.

Improved Group statutory profit performance and core lending returning to growth
The Group delivered a substantial increase in statutory profit before tax to £2,040 million (Q1 2012: £280 million) and an underlying profit before tax of £1,479 million (Q1 2012: £497 million).  The increase was driven by higher income, which includes the gain of £394 million relating to the sale of shares in St. James's Place, continued improvements in cost efficiency and a further substantial reduction in impairment charges.  Returns in our core business improved further and we are now seeing signs of core lending returning to sustainable growth.

Further capital-accretive non-core reductions of £9 billion on a constant currency basis, £6 billion after currency effects, were made in the first quarter.  These taken together with our improved profitability helped strengthen the Group's core tier 1 capital ratio to 12.5 per cent (31 December 2012: 12.0 per cent).  The Group's estimated pro forma fully loaded CRD IV core tier 1 ratio was unchanged at 8.1 per cent, with underlying capital generation of 60 basis points offsetting the changes to pension accounting implemented with effect from 1 January (IAS 19R).  We continue to be confident in our capital position given our strongly capital generative core business and continued progress in releasing capital and reducing risk through non-core asset disposals.

Our success in reducing non-core assets and increasing deposits has led to a further improvement in the loan to deposit ratio to 119 per cent, ahead of our original 2012 guidance.  The core loan to deposit ratio is now 100 per cent.

Supporting our customers and the UK economy
The Group actively supports sustainable growth in the UK economy through the focused range of products and services we provide to our business and personal customers, as well as through partnerships we have built with industry and Government.  The UK Government's Funding for Lending Scheme supports the UK economic recovery and we have committed in excess of £18 billion in gross funds to customers through the scheme since September 2012.

In support of the SME sector we increased our net lending by 4 per cent, year on year, compared to the market which saw a further contraction.  Meanwhile in support of mid-market clients, we launched our Mid-Corporate Client Charter, which aims to position Lloyds Bank Commercial Banking firmly as the best bank for business, making a clear statement that we are well placed to help the UK's mid-corporates achieve their ambitions.  The Commercial Banking core loan book returned to growth in the first three months of 2013, driving an increase in the core Group loan book.  This was ahead of our previously committed Group target for the second half of 2013.

For our UK Retail customers, we lent £1,500 million to over 13,000 first time buyers in the first quarter.  We support the UK Government's new Help-To-Buy scheme, believing it will provide a much needed boost to the UK housing market and, most importantly, help to address the issue of accessibility.

Verde update
As announced on 24 April 2013, following the withdrawal of the Co-Operative Group from the sale process we now intend to divest Verde through an IPO, subject to regulatory and EC approval, having maintained this option throughout the process to ensure best value for shareholders and certainty for customers and colleagues.  The Group has already made good progress in the creation of Verde as a stand-alone bank with a strong management team already in place and good progress made in creating segregated IT systems on the proven Lloyds Banking Group platform.  Detailed plans are in place for a rebranding of the business as TSB which will be visible on the High Street during the summer of this year, at which point the TSB Bank (Verde) will operate as a separate business within Lloyds Banking Group.

GROUP CHIEF EXECUTIVE'S OVERVIEW (continued)

Guidance
We remain confident in achieving our existing guidance, including for the Group banking net interest margin to be around 1.98 per cent for the full year 2013, and for a substantially reduced 2013 impairment charge.  We now expect total costs to be around £9.6 billion in full year 2013, down from our previous guidance of £9.8 billion, as a result of the deconsolidation of St. James's Place and further cost savings.  In addition, given the progress we have made in achieving cost efficiencies, and assuming a Verde IPO in mid 2014, we now expect costs to be around £9.15 billion for the full year 2014.  This represents a reduction of around £2 billion since 2010 and around £1 billion more than the original strategic review target.

We continue to expect that our non-core assets will be less than £70 billion by the end of 2014, with non-core non-retail assets being less than £35 billion, and expect an estimated pro forma fully loaded CRD IV core tier 1 ratio of above 9 per cent by the end of 2013 and above 10 per cent by the end of 2014.

FINANCIAL PERFORMANCE

Overview
In the first three months of 2013, the Group delivered significantly improved profits on both an underlying and statutory basis.  Returns in the core business improved and we saw the core loan book return to growth.  We continued to reduce non-core assets in a capital-accretive way, and losses in the non-core business were significantly reduced.  The Group's capital position was further improved and our liquidity position remains strong.

Significantly improved Group underlying and statutory profits
Group underlying profit before tax increased by £982 million to £1,479 million, driven by increased income, reduced costs and a further substantial reduction in impairment charges.  The 3 per cent increase in underlying income to £4,889 million was principally driven by a £394 million gain relating to the sale of shares in St. James's Place.  Excluding the gain, total underlying income fell 5 per cent year-on-year, but was broadly stable when compared with the previous quarter, despite further non-core reductions, as we saw encouraging signs of core lending growth, particularly in Commercial Banking.  The 6 per cent reduction in total costs, compared to the first quarter of 2012, to £2,408 million was driven mainly by further savings from the Simplification programme.  The 40 per cent reduction in impairments to £1,002 million was driven by further significant improvements in non-core.

Group statutory profit before tax increased by £1,760 million to £2,040 million, primarily driven by improved underlying profit and also by increased asset sales and positive insurance volatility.

The core business return on risk-weighted assets increased from 2.61 per cent to 3.20 per cent, driven by the 19 per cent increase in core underlying profit.  Excluding the gain relating to the sale of shares in St. James's Place the return on risk-weighted assets was 2.53 per cent.  Underlying income increased 7 per cent to £4,631 million, and net interest margin increased 2 basis points to 2.34 per cent.  A further reduction in costs of 4 per cent was primarily through our Simplification initiatives.  Although core impairment charges increased 19 per cent to £491 million, this was primarily attributable to releases in the Commercial Banking portfolio during the first quarter of 2012 which were not repeated in the first quarter of 2013.

In non-core, the underlying loss reduced 64 per cent to £392 million year-on-year, as result of a 59 per cent reduction in the impairment charge to £511 million, and an £82 million or 37 per cent reduction in total costs to £139 million.

Strong balance sheet
We delivered a further reduction of £6.3 billion in non-core assets, or £8.6 billion on a constant exchange rate basis.  Together with the £5.7 billion increase in customer deposits, this resulted in an improvement in the Group loan to deposit ratio of 2 percentage points, to 119 per cent.  The growth in deposits led to an improvement in the core loan to deposit ratio of 1 percentage point to 100 per cent.  Wholesale funding reduced further, by £7.5 billion to £162.1 billion.  As at 31 March 2013, our primary liquidity represented approximately 1.6 times our aggregate wholesale funding requirement of less than one year, and the strength of this buffer enabled us to repay £8 billion of our Long Term Refinancing Operation funding from the European Central Bank during the quarter.

Our improved profitability and further non-core asset reduction enabled us to strengthen the Group's capital position, increasing our core tier 1 capital ratio by 50 basis points to 12.5 per cent.  Our estimated pro forma fully loaded CRD IV core tier 1 ratio was unchanged at 8.1 per cent, with underlying capital generation of 60 basis points offsetting the impact of the changes to pension accounting (IAS 19R) introduced with effect from 1 January this year.

FINANCIAL PERFORMANCE (continued)

Total underlying income

	Three months ended 31 Mar 2013	Three months ended 31 Mar 2012	Change	Three months ended 31 Dec 2012	Change
	£ million	£ million	%	£ million	%

Net interest income	2,553	2,633	(3)	2,545
Other income	2,422	2,203	10	2,040	19
Insurance claims	(86)	(108)	20	(30)
Total underlying income	4,889	4,728	3	4,555	7

Banking net interest margin	1.96%	1.95%	1bp	1.94%	2bp
Average interest-earning banking assets	£520.3bn	£558.8bn	(7)	£529.9bn	(2)
Loan to deposit ratio	119%	130%	(11)pp	121%	(2)pp

Group underlying income was up 3 per cent at £4,889 million.  Excluding the gain relating to the sale of shares in St. James's Place, which was included in other income, underlying income was down 5 per cent, but down only 1 per cent compared to the fourth quarter of 2012.

Group net interest income was 3 per cent lower compared to the same period in 2012 reflecting the 7 per cent reduction in average interest-earning assets partly offset by the underlying improvement in net interest margin.  Net interest margin improved to 1.96 per cent driven by asset repricing which more than offset the income impact from the repositioning of the government bond portfolio and the run-off of the structural hedge.

Group other income was 10 per cent higher reflecting the gain relating to the sale of shares in St. James's Place.  Excluding the gain, other income was broadly stable compared to the fourth quarter of 2012 but was 8 per cent lower than the first quarter of 2012.

Core underlying income

	Three months ended 31 Mar 2013	Three months ended 31 Mar 2012	Change	Three months ended 31 Dec 2012	Change
	£ million	£ million	%	£ million	%

Net interest income	2,452	2,450		2,487	(1)
Other income	2,265	1,999	13	1,932	17
Insurance claims	(86)	(108)	20	(30)
Total underlying income	4,631	4,341	7	4,389	6

Banking net interest margin	2.34%	2.32%	2bp	2.33%	1bp
Average interest-earning banking assets	£418.3bn	£429.7bn	(3)	£421.0bn	(1)
Loan to deposit ratio	100%	105%	(5)pp	101%	(1)pp

Core net interest income was in line with the same period in 2012 as the impact of the 3 per cent reduction in average interest-earning assets over the year was offset by the improved net interest margin.  The net interest margin improved as a result of asset repricing which offset the impact from the repositioning of the government bond portfolio.

Core other income was 13 per cent higher as a result of the gain relating to the sale of shares in St. James's Place.  Excluding the gain, core other income was 3 per cent lower than the fourth quarter of 2012, with continued growth in Commercial Banking offset by lower insurance income, which in the fourth quarter of 2012 benefited from both assumption changes and lower insurance claims.  The reduction since the first quarter of 2012 reflects the impact of the reduction in balance sheet on fees and commissions, reduced bancassurance income and the strong performance in sales and trading reported in the first quarter of 2012.  We saw continued growth in core Commercial Banking other income in the first quarter of 2013.

FINANCIAL PERFORMANCE (continued)

Total costs

	Three months ended 31 Mar 2013	Three months ended 31 Mar 2012	Change	Three months ended 31 Dec 2012	Change
	£ million	£ million	%	£ million	%

Core	2,269	2,353	4	2,341	3
Non-core	139	221	37	246	43
Total costs	2,408	2,574	6	2,587	7
Simplification savings annual run-rate	1,007	352		847	19

Total costs decreased 6 per cent compared to the same period in 2012 mainly as a result of savings from the Simplification programme.  We now expect costs to be around £9.6 billion for the full year 2013, compared to our previous guidance of £9.8 billion, reflecting a reduction of £0.1 billion from the deconsolidation of St. James's Place and further cost savings, and around £9.15 billion for the full year 2014, assuming a Verde IPO in mid 2014.

Core total costs reduced by 4 per cent mainly driven by the benefits of the Simplification programme, partly offset by inflationary pressures and increased investment in the business.  Non-core costs have fallen due to the significant reduction in non-core business we have achieved over the year.

As at 31 March 2013, we had realised annual run-rate savings of £1,007 million from our initiatives to simplify the Group, an increase of £160 million since 31 December 2012 and £655 million since 31 March 2012, with the Simplification programme contributing cost savings of £282 million in the three months to 31 March 2013.  We remain confident of achieving our target of £1.9 billion of annual run-rate cost savings by the end of 2014.

Impairment

	Three months ended 31 Mar 2013	Three months ended 31 Mar 2012	Change	Three months ended 31 Dec 2012	Change
	£ million	£ million	%	£ million	%

Core	491	412	(19)	568	14
Non-core	511	1,245	59	710	28
Total impairment	1,002	1,657	40	1,278	22
Impairment charge as a % of average advances
Core	0.51%	0.36%	15bp	0.50%	1bp
Non-core	2.03%	3.71%	(168)bp	2.80%	(77)bp
Total impairment	0.80%	1.14%	(34)bp	0.96%	(16)bp

The impairment charge was 40 per cent lower than the same period in 2012, continuing the improvement we saw in 2012.  Impaired loans as a percentage of closing advances reduced to 8.0 per cent at 31 March 2013, from 8.6 per cent at 31 December 2012, driven by improvements in Commercial Banking, and Wealth, Asset Finance and International and reflecting reductions in both the core and non-core books.  Provisions as a percentage of impaired loans increased from 48.2 per cent at 31 December 2012 to 51.0 per cent at 31 March 2013, with increases in both the core and non-core books.

Core impairment
The 19 per cent increase in core impairment charge in the quarter compared to the same period in 2012 was primarily attributable to releases in the Commercial Banking portfolio during the first quarter of 2012 which were not repeated in the first quarter of 2013.  The 14 per cent decrease against the fourth quarter of 2012 reflects a significant reduction in Commercial Banking impairments.  The impairment charge as a percentage of average advances in the core business at 0.51 per cent is within our long-term target for the Group as a whole of 50 to 60 basis points.

Non-core impairment
The non-core impairment charge decreased 59 per cent to £511 million compared to the same period in 2012, driven by substantial reductions in the Commercial Banking and International portfolios.  The 28 per cent decrease against the fourth quarter of 2012 was again driven by reductions in Commercial Banking impairments.

FINANCIAL PERFORMANCE (continued)

Statutory profit
Statutory profit before tax was £2,040 million in the three months ended 31 March 2013.  Further detail on the reconciliation of underlying to statutory results is included on page 15.

	Three months ended 31 Mar 2013	Three months ended 31 Mar 20121	Change	Three months ended 31 Dec 20121	Change
	£ million	£ million	%	£ million	%

Underlying profit	1,479	497	198	690	114
Asset sales and volatile items:
Asset sales2	823	122		1,248	(34)
Liability management	(87)	168		(22)
Own debt volatility	(19)	(184)	90	71
Other volatile items	(101)	(15)		140
Volatility arising in insurance businesses	462	169		71
Fair value unwind	(5)	30		438
	1,073	290		1,946	(45)
Simplification and Verde costs	(409)	(269)	(52)	(515)	21
Legacy items:
Payment protection insurance provision	-	(375)		(1,500)
Other regulatory provisions	-	-		(500)
	-	(375)		(2,000)
Other items:
Past service pensions credit	-	258		-
Amortisation of purchased intangibles	(103)	(121)	15	(120)	14
	(103)	137		(120)	14
Profit before tax - statutory	2,040	280		1
Taxation	(500)	(277)	(81)	(352)	(42)
Profit (loss) for the period	1,540	3		(351)
Earnings (loss) per share	2.2p	0.0p	2.2p	(0.5)p	2.7p

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 12.
2	Net of associated fair value unwind of £1,309 million (Q1 2012: £325 million).

Asset sales
Asset sales in the quarter included gains on government securities of £776 million.  The Group has now largely completed its actions to rebalance and reduce holdings afforded by the low yields on these securities.  Also included are losses from asset sales of £1,262 million, principally relating to the run-down of the non-core portfolios, which have been more than offset by a related fair value unwind of £1,309 million.

Volatility arising in insurance businesses
The Group's statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.  In the first three months of 2013, the statutory result included £462 million of positive insurance and policyholder interests volatility (31 March 2012: £169 million), reflecting the rise in equity markets in the period.

Simplification and Verde costs
The costs of the Simplification programme in the first quarter of 2013 were £214 million, with a total of £1,075 million spent to date.  These costs related to severance, IT and business costs of implementation.  A further 1,890 FTE role reductions were announced in the first quarter of 2013, taking the total to 8,880 since the start of the programme.  Verde costs in the first quarter of 2013 were £195 million and from inception to the end of March 2013 totalled £977 million.

FINANCIAL PERFORMANCE (continued)

Payment protection insurance provision
No further PPI provision has been taken in the first quarter of 2013.  The volume of PPI complaints has continued to fall in line with expectations with average weekly complaints now at approximately 15,000, down 28 per cent on the last quarter and less than half the level experienced in the second quarter of 2012.  Total costs incurred in the first quarter were £586 million, including approximately £180 million of related administration costs.  Costs in the first half will now be marginally higher than expected due to the acceleration of the settlement of cases currently held with the Financial Ombudsman Service and one off VAT payments.  As previously forecast we continue to expect monthly costs to decline in the second half of the year.

Taxation
The tax charge for the first three months of 2013 was £500 million.  This reflects a marginally higher effective tax rate than the UK statutory rate primarily due to a policyholder tax charge, which is partially offset by exempt gains or gains covered by capital losses.

Balance sheet

Funding and liquidity
The Group loan to deposit ratio has improved from 121 per cent at 31 December 2012 to 119 per cent.  The core loan to deposit ratio improved to 100 per cent from 101 per cent at 31 December 2012.

	At 31 Mar 2013	At 31 Dec 2012	Change %

Funded assets	£528.8bn	£535.4bn	(1)
Non-core assets	£92.1bn	£98.4bn	(6)
Customer deposits1	£428.2bn	£422.5bn	1
Wholesale funding	£162.1bn	£169.6bn	(4)
Wholesale funding <1 year maturity	£50.9bn	£50.6bn	1
Of which money-market funding <1 year maturity	£30.6bn	£31.0bn	(1)
Wholesale funding <1 year maturity as a % of total wholesale funding	31.4%	29.8%	1.6pp
Loan to deposit ratio2	119%	121%	(2)pp
Core loan to deposit ratio2	100%	101%	(1)pp
Primary liquid assets	£81.3bn	£87.6bn	(7)
Secondary liquidity	£113.3bn	£117.1bn	(3)

1	Excluding repos of £3.0 billion (31 December 2012: £4.4 billion) (all core).
2	Loans and advances to customers excluding reverse repos divided by customer deposits excluding repos.

In the first three months of 2013, we further reduced our non-core portfolio by £6.3 billion to £92.1 billion.  The reductions included £3 billion in treasury assets and £2 billion in UK commercial real estate and reductions in Ireland, Asset Finance, Acquisition Finance and Shipping.  They continue to be managed in a capital efficient manner, and were capital-accretive.  In addition, in April we agreed the sale of our Spanish retail operations which will lead to a further reduction of £1.5 billion in non-core assets.

Customer deposits increased 1 per cent in the first quarter of 2013, primarily driven by higher deposits in Retail and growth in Transaction Banking in Commercial Banking.

Wholesale funding has reduced by 4 per cent since 31 December 2012 to £162.1 billion.  Our short-term wholesale funding remained stable at £50.9 billion (31 December 2012: £50.6 billion).  Wholesale funding with a maturity of less than one year at 31 March 2013 was 31.4 per cent, compared to 29.8 per cent at 31 December 2012.

FINANCIAL PERFORMANCE (continued)

Our liquidity position remains strong, with primary liquid assets of £81.3 billion at 31 March 2013 (31 December 2012: £87.6 billion).  The reduction of non-core assets combined with continued growth in customer deposits has enabled a further reduction in wholesale funding and the repayment of £8 billion of our Long Term Refinancing Operation funding from the European Central Bank.  Primary liquid assets represent approximately 2.5 times our money-market funding and are approximately 1.6 times our aggregate wholesale funding with a maturity of less than one year, providing a substantial buffer in the event of market dislocation.  In addition to primary liquid assets, we have significant secondary liquidity holdings of £113.3 billion.  Our total liquid assets represent approximately 3.8 times our aggregate wholesale funding with a maturity of less than one year.

Risk-weighted assets and capital ratios

	At 31 Mar 2013	At 31 Dec 2012	Change %

Risk-weighted assets1	£302.5bn	£310.3bn	(3)
Non-core risk-weighted assets	£65.6bn	£72.9bn	(10)
Core tier 1 capital ratio1	12.5%	12.0%	0.5pp
Tier 1 capital ratio1	12.6%	13.8%	(1.2)pp
Total capital ratio1	17.8%	17.3%	0.5pp
Estimated pro forma fully loaded CRD IV core tier 1 ratio1	8.1%	8.1%

1	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS10.

The Group's core tier 1 capital ratio increased to 12.5 per cent at the end of March 2013 from 12.0 per cent at the end of December 2012, principally driven by a reduction in risk-weighted assets, underlying profit including the gain relating to the sale of shares in St. James's Place, and the gain on sale of government bonds partially offset by tax and the adverse impact of £1.2 billion from the implementation of pension accounting changes (IAS 19R).

The Group's estimated pro forma fully loaded CRD IV core tier 1 ratio was unchanged at 8.1 per cent.  The 60 basis points adverse impact of the pension scheme accounting changes has been offset by reduced risk-weighted assets and trading profits and also reflects the £350 million issuance of share capital.  The Group expects this ratio to improve through the rest of 2013 and into 2014, based on underlying performance and anticipated management actions, and we expect our estimated pro forma fully loaded CRD IV core tier 1 ratio to be above 9 per cent by the end of 2013 and above 10 per cent by the end of 2014.

The estimated pro forma fully loaded CRD IV core tier 1 ratio reflects estimates of the impact of the rules laid out in the latest draft of CRD IV published by the European Commission.

The Group has a strong capital position.  Whilst the Bank of England's Financial Policy Committee (FPC) has stated that major UK banks and building societies had an aggregate capital shortfall at end 2012 of around £25 billion, the Group is awaiting the outcome of the consideration of the FPC's recommendations by the Prudential Regulatory Authority Board.  Given our strongly capital generative core business and continued progress in increasing capital and reducing risk through non-core asset disposals, we continue to be confident in our capital position.

STATUTORY CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2013	Three months ended 31 Mar 20121	Three months ended 31 Dec 20121
	£ million	£ million	£ million

Interest and similar income	5,383	6,075	5,632
Interest and similar expense	(4,926)	(4,787)	(3,412)
Net interest income	457	1,288	2,220
Fee and commission income	1,158	1,171	1,115
Fee and commission expense	(405)	(407)	(356)
Net fee and commission income	753	764	759
Net trading income	12,893	6,716	3,985
Insurance premium income	2,105	2,100	2,069
Other operating income	1,858	1,011	2,171
Other income	17,609	10,591	8,984
Total income	18,066	11,879	11,204
Insurance claims	(12,167)	(6,998)	(4,595)
Total income, net of insurance claims	5,899	4,881	6,609
Regulatory provisions	-	(375)	(1,950)
Other operating expenses	(3,000)	(2,771)	(3,287)
Total operating expenses	(3,000)	(3,146)	(5,237)
Trading surplus	2,899	1,735	1,372
Impairment	(859)	(1,455)	(1,371)
Profit before tax	2,040	280	1
Taxation	(500)	(277)	(352)
Profit (loss) for the period	1,540	3	(351)

Profit attributable to non-controlling interests	15	8	33
Profit (loss) attributable to equity shareholders	1,525	(5)	(384)
Profit (loss) for the period	1,540	3	(351)
Basic earnings (loss) per share	2.2p	0.0p	(0.5)p
Diluted earnings (loss) per share	2.2p	0.0p	(0.5)p

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See below.

Restatements to reflect new accounting standards effective from 1 January 2013
Comparative financial information has been restated following the adoption of the following new accounting standards effective from 1 January 2013:

Amendments to IAS 19 Employee Benefits (IAS 19R).  The main change is that actuarial gains and losses in respect of defined benefit pension schemes are no longer permitted to be deferred using the corridor approach and must be recognised immediately in other comprehensive income.  In addition, IAS 19R requires a net interest amount to be calculated by applying the discount rate to the net defined benefit liability or asset, in place of the interest cost on scheme liabilities and the expected return on scheme assets.  The effect of applying this amended standard at 1 January 2013 was the recognition of previously unrecognised actuarial losses of £2.7 billion and deferred tax assets of £0.6 billion, leading to a reduction in shareholders' equity of £2.1 billion.  The changes to the calculation of the income statement charge have decreased profit after tax for Q1 2013 by £1 million (Q1 2012: £10 million).

IFRS 10 Consolidated Financial Statements.  This new standard establishes the principles to determine whether one entity controls another; where such control exists the controlling entity is required to consolidate the other entity in its financial statements.  The adoption of IFRS 10 has required the Group to consolidate certain entities that were previously not consolidated and deconsolidate certain entities that were previously consolidated.  The effect of applying IFRS 10 at 1 January 2013 was to recognise an increase in total assets and total liabilities of £10.2 billion with no resulting change in shareholders' equity and no impact on profit after tax for Q1 2013 (Q1 2012: £nil).

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2013	At 31 Dec 20121
Assets	£ million	£ million

Cash and balances at central banks	67,131	80,298
Trading and other financial assets at fair value through profit or loss	135,801	160,620
Derivative financial instruments	55,490	56,557
Loans and receivables:
Loans and advances to banks	32,003	32,757
Loans and advances to customers	512,027	517,225
Debt securities	3,638	5,273
	547,668	555,255
Available-for-sale financial assets	32,008	31,374
Other assets	59,429	50,117
Total assets	897,527	934,221

Liabilities
Deposits from banks	19,640	38,405
Customer deposits	431,156	426,912
Trading and other financial liabilities at fair value through profit or loss	38,302	33,392
Derivative financial instruments	47,505	48,676
Debt securities in issue	111,414	117,253
Liabilities arising from insurance and investment contracts	115,563	137,592
Subordinated liabilities	34,008	34,092
Other liabilities	56,458	55,318
Total liabilities	854,046	891,640

Total equity	43,481	42,581
Total equity and liabilities	897,527	934,221

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 12.

APPENDIX 1
QUARTERLY UNDERLYING BASIS INFORMATION

Group	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 20121	Quarter ended 30 Sept 20121	Quarter ended 30 June 20121	Quarter ended 31 Mar 20121
	£ million	£ million	£ million	£ million	£ million

Net interest income	2,553	2,545	2,575	2,582	2,633
Other income	2,422	2,040	2,112	2,061	2,203
Insurance claims	(86)	(30)	(102)	(125)	(108)
Total underlying income	4,889	4,555	4,585	4,518	4,728
Total costs	(2,408)	(2,587)	(2,492)	(2,471)	(2,574)
Impairment	(1,002)	(1,278)	(1,262)	(1,500)	(1,657)
Underlying profit	1,479	690	831	547	497

Banking net interest margin	1.96%	1.94%	1.93%	1.91%	1.95%
Impairment charge as a % of average advances	0.80%	0.96%	0.93%	1.05%	1.14%
Return on risk-weighted assets	1.96%	0.87%	1.01%	0.65%	0.57%

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 12.

Core	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 20121	Quarter ended 30 Sept 20121	Quarter ended 30 June 20121	Quarter ended 31 Mar 20121
	£ million	£ million	£ million	£ million	£ million

Net interest income	2,452	2,487	2,459	2,472	2,450
Other income	2,265	1,932	1,963	1,888	1,999
Insurance claims	(86)	(30)	(102)	(125)	(108)
Total underlying income	4,631	4,389	4,320	4,235	4,341
Total costs	(2,269)	(2,341)	(2,246)	(2,314)	(2,353)
Impairment	(491)	(568)	(373)	(566)	(412)
Underlying profit	1,871	1,480	1,701	1,355	1,576

Banking net interest margin	2.34%	2.33%	2.32%	2.32%	2.32%
Impairment charge as a % of average advances	0.51%	0.50%	0.36%	0.52%	0.36%
Return on risk-weighted assets	3.20%	2.47%	2.83%	2.26%	2.61%

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 12.

Non-core	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 30 Sept 2012	Quarter ended 30 June 2012	Quarter ended 31 Mar 2012
	£ million	£ million	£ million	£ million	£ million

Net interest income	101	58	116	110	183
Other income	157	108	149	173	204
Insurance claims	-	-	-	-	-
Total underlying income	258	166	265	283	387
Total costs	(139)	(246)	(246)	(157)	(221)
Impairment	(511)	(710)	(889)	(934)	(1,245)
Underlying loss	(392)	(790)	(870)	(808)	(1,079)

Banking net interest margin	0.44%	0.37%	0.49%	0.50%	0.70%
Impairment charge as a % of average advances	2.03%	2.80%	3.08%	2.88%	3.71%

APPENDIX 2
BASIS OF PREPARATION OF UNDERLYING BASIS INFORMATION

The tables below set out a reconciliation from the published statutory results to the underlying basis results:

		Removal of:
Three months ended 31 March 2013	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	457	(39)	-	1,975	-	160	2,553
Other income	17,609	(598)	(462)	(14,115)	-	(12)	2,422
Insurance claims	(12,167)	-	-	12,081	-	-	(86)
Total underlying income	5,899	(637)	(462)	(59)	-	148	4,889
Operating expenses3	(3,000)	512	-	59	-	21	(2,408)
Impairment	(859)	21	-	-	-	(164)	(1,002)
Profit (loss)	2,040	(104)	(462)	-	-	5	1,479

		Removal of:
Three months ended 31 December 20124	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,220	(119)	1	670	-	(227)	2,545
Other income	8,984	(1,638)	(72)	(5,281)	50	(3)	2,040
Insurance claims	(4,595)	-	-	4,565	-	-	(30)
Total underlying income	6,609	(1,757)	(71)	(46)	50	(230)	4,555
Operating expenses3	(5,237)	635	-	46	1,950	19	(2,587)
Impairment	(1,371)	320	-	-	-	(227)	(1,278)
Profit (loss)	1	(802)	(71)	-	2,000	(438)	690

		Removal of:
Three months ended 31 March 20124	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,288	(107)	(3)	1,240	-	215	2,633
Other income	10,591	16	(166)	(8,176)	-	(62)	2,203
Insurance claims	(6,998)	-	-	6,890	-	-	(108)
Total underlying income	4,881	(91)	(169)	(46)	-	153	4,728
Operating expenses3	(3,146)	132	-	46	375	19	(2,574)
Impairment	(1,455)	-	-	-	-	(202)	(1,657)
Profit (loss)	280	41	(169)	-	375	(30)	497

1
Comprises the effects of asset sales (Q1 2013: gain of £823 million; Q4 2012: gain of £1,248 million; Q1 2012: gain of £122 million), volatile items (Q1 2013: loss of £120 million; Q4 2012: gain of £211 million; Q1 2012: loss of £199 million), liability management (Q1 2013: loss of £87 million; Q4 2012: loss of £22 million; Q1 2012: gain of £168 million), Simplification costs related to severance, IT and business costs of implementation (Q1 2013: £214 million; Q4 2012: £344 million; Q1 2012: £161 million), Verde costs (Q1 2013: £195 million; Q4 2012: £171 million; Q1 2012: £108 million); the amortisation of purchased intangibles (Q1 2013: £103 million; Q4 2012: £120 million; Q1 2012: £121 million) and the past service pensions credit (Q1 2013: £nil; Q4 2012: £nil; Q1 2012: £258 million).

2
Comprises the payment protection insurance provision (Q1 2013: £nil; Q4 2012: £1,500 million; Q1 2012 £375 million) and other regulatory provisions (Q1 2013: £nil; Q4 2012: £500 million; Q1 2012: £nil).

3	On an underlying basis this is described as total costs.
4	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 12.

APPENDIX 3
EXPOSURES TO EUROZONE COUNTRIES

The following section summarises the Group's direct exposure to certain European countries.  The exposures comprise on-balance sheet exposures based on their balance sheet carrying values and off-balance sheet exposures, and are based on the country of domicile of the counterparty, other than asset-backed securities which are based on the location of the underlying assets.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions and corporates.  We take into account indirect risk, where we have determined that our counterparties have material direct exposures to the selected countries.

The profiles of banks, financial institutions and corporates are monitored on a regular basis and exposures managed accordingly.

The Group Financial Stability Forum has been established in order to monitor developments within the Eurozone, carry out stress testing through detailed scenario analysis and complete appropriate due diligence on the Group's exposures.

The following table summarises exposures to Ireland, Spain, Portugal, Italy and Greece by type of counterparty:

	Sovereign debt		Financial institutions		Asset backed securities	Corporate	Personal	Insurance assets	Total
Direct sovereign exposures		Cash at central banks
			Banks	Other
At 31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Ireland	-	-	95	748	314	6,057	5,689	115	13,018
Spain	7	17	546	1	35	2,209	1,492	21	4,328
Portugal	-	-	123	3	205	185	10	-	526
Italy	5	-	66	3	11	150	-	36	271
Greece	-	-	-	-	-	166	-	-	166
	12	17	830	755	565	8,767	7,191	172	18,309
At 31 December 2012

Ireland	-	-	115	644	305	5,972	5,559	111	12,706
Spain	5	14	1,170	7	132	2,110	1,472	25	4,935
Portugal	-	-	118	-	224	187	10	-	539
Italy	5	-	44	-	10	150	-	37	246
Greece	-	-	-	-	-	277	-	-	277
	10	14	1,447	651	671	8,696	7,041	173	18,703

The Group continued to reduce its exposure to these countries and underlying exposures have been proactively managed down in line with its risk appetite.  The Group's total exposure has reduced 2 per cent from £18,703 million to £18,309 million.  On a constant currency basis, the Group's total exposure reduced by 6 per cent in the period.  Total exposures to Ireland have increased in the period but when exchange rate movements are excluded, underlying total Euro exposures in Ireland have continued to fall.

On 29 April 2013 the Group announced the sale of its Retail Banking operations in Spain.  The business being sold consists mostly of retail mortgages and deposits and its sale will further reduce the Group's exposure to Spain by around £1.5 billion.  The Group's Spanish corporate banking operations, serving business clients, are not included in the transaction.

EXPOSURES TO EUROZONE COUNTRIES (continued)

Exposures to other Eurozone countries
In addition to the exposures detailed above, the Group has the following exposures to sovereigns, financial institutions, asset-backed securities, corporates and personal customers in the following Eurozone countries:

	Sovereign debt		Financial institutions		Asset backed securities	Corporate	Personal	Insurance assets	Total
Direct sovereign exposures		Cash at central banks
			Banks	Other
At 31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Netherlands	-	17,777	1,017	5	281	2,627	5,756	1,147	28,610
Germany	352	1,871	664	199	319	1,849	-	1,162	6,416
France	-	-	1,297	32	80	3,210	294	1,300	6,213
Luxembourg	-	-	9	1,256	-	1,515	-	192	2,972
Belgium	8	-	482	25	-	787	-	55	1,357
Finland	-	-	1	-	-	24	-	250	275
Austria	-	-	6	1	-	150	-	-	157
Malta	-	-	-	-	-	101	-	-	101
Cyprus	-	-	-	-	-	35	-	-	35
Slovenia	1	-	30	-	-	-	-	-	31
Estonia	-	-	-	-	-	2	-	-	2
Slovakia	-	-	-	-	-	-	-	-	-
	361	19,648	3,506	1,518	680	10,300	6,050	4,106	46,169
At 31 December 2012

Netherlands	1	33,232	478	2	268	2,207	5,649	977	42,814
Germany	284	1,809	389	414	400	2,117	-	977	6,390
France	6	-	853	-	77	3,226	312	1,457	5,931
Luxembourg	-	2	-	834	-	1,841	-	71	2,748
Belgium	-	-	309	25	-	568	-	64	966
Finland	-	-	16	-	-	43	-	214	273
Austria	-	-	3	-	-	73	-	-	76
Malta	-	-	-	-	-	218	-	-	218
Cyprus	-	-	2	-	-	102	-	-	104
Slovenia	-	-	35	-	-	-	-	-	35
Estonia	-	-	-	-	-	2	-	-	2
Slovakia	-	-	-	-	-	-	-	-	-
	291	35,043	2,085	1,275	745	10,397	5,961	3,760	59,557

Total balances with other Eurozone countries have decreased from £59,557 million to £46,169 million.  This is primarily due to a decrease in Dutch central bank balances.  Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Charles King
Investor Relations Director
020 7356 3537
charles.king@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this interim management statement may be obtained from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.  The statement can also be found on the Group's website - www.lloydsbankinggroup.com.

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. SC95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 30 April 2013